SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                     _ _ _ _ _ _ _ _ _ _ _ _

                            FORM 6-K

                REPORT of Foreign Private Issuer
            Pursuant to Rule 13a-16 or 15d-16 of the
                Securities Exchange Act of 1934

For the month of: August 2003

                          Filtronic plc
       (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire
BD18 3TT, UK
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: September 14, 2003        By:  /s/ Maura Moynihan
                                   _ _ _ _ _ _ _ _ _ _
                          Name:    Maura Moynihan
                           Title:  General Counsel

For release 	11.00am 	26 September 2003

Filtronic plc
Executive Chairman's AGM Statement

Filtronic plc ("Filtronic"), a leading designer and manufacturer of customised microwave electronic subsystems for the wireless telecommunications and defence industries, held its Annual General Meeting at the Midland Hotel,
Bradford at 11.00am today.

Prior to the start of the formal proceedings, Professor J
David Rhodes CBE FRS FREng made the following statement to shareholders about current trading and the near term outlook:

"After three months of the current year, trading is ahead of internal budgets. Sales in our largest business, Wireless Infrastructure, and operating profit in our second largest business, Cellular Handset Products, have been strong.

The outlook indicates that the improved trading climate is likely to continue for the rest of the first half of the current financial year.

On Monday 22 September, we announced that Filtronic had
 been selected by a new OEM customer to supply initial quantities of an integrated radio frequency head unit for 3G wideband code division multiple access ("WCDMA") base stations. The units contain power amplifiers which incorporate our unique, high power, compound semiconductor transistors manufactured in our own fabrication facility at Newton Aycliffe. The units also contain the up/down converters and the high-speed digital baseband interface and processing capability.

This is a new product for Filtronic. This business represents our first customer for this class of product and establishes our presence in a growth market. Production quantities are not expected to commence until the second half of calendar year 2004. Overall, the range of products and processes throughout Filtronic, particularly at Newton
Aycliffe, has been expanded to provide the platform for growth."

For further information, please contact:

Filtronic plc
Professor J David Rhodes CBE FRS FREng  (Executive
Chairman)   01274 530622
John Samuel (Financial Director)        01274 530622

Binns & Co PR Ltd
Peter Binns/Emma McCaffrey             020 7786 9600